Exhibit 10.1

November 22, 2022

Dear Wendy:

We are pleased to offer employment to you as President and Chief Executive Officer of The Hain Celestial Group, Inc. (“Hain Celestial” or the “Company”). As we have discussed, it is anticipated that your employment will commence on January 1, 2023 (the “Start Date”). In the event you do not commence employment on the Start Date (or at a later date agreed upon with the Company) for any reason, this letter shall be void ab initio and of no force or effect and neither you or the Company will have any rights or obligations hereunder.

1. Position and Duties. In your capacity as President and Chief Executive Officer, you will report directly to the Board of Directors of the Company (the “Board”). You will have general supervision over the business of the Company and will perform all duties, and have the authority, incident to the office of President and Chief Executive Officer and such other duties consistent with your position as may from time to time be assigned to you by the Board. Except with the prior written consent of the Board, you will not, while employed by the Company, undertake or engage in any other employment, occupation, or business enterprise that would interfere with your duties and responsibilities, except for (a) reasonable time devoted to volunteer services for or on behalf of such religious, educational, non-profit, and/or other charitable organization as you may wish to serve, and (b) reasonable time devoted to activities in the non-profit and business communities consistent with your duties. You may, with the prior written consent of the Board, serve as a member of one public company board of directors, in addition to your service on the Board. You will be appointed as a member of the Board effective as of the Start Date. Thereafter, the Company will use its reasonable best efforts to cause you to be nominated for re-election to the Board each time your term on the Board would otherwise expire. Upon termination of your employment for any reason and unless otherwise agreed between you and the Company, you will be deemed to have immediately resigned from the Board and you will take such further actions as may be necessary or desirable to effectuate such resignation.

2. Base Salary. Your annual base salary will be $925,000 (less required withholdings and elected deductions) and will be paid in accordance with the Company’s payroll practices.

3. Annual Bonus. You will be eligible to earn an annual incentive award (the “Annual Incentive Award”) under the terms and conditions of the Company’s Annual Incentive Plan. Your target Annual Incentive Award shall be equal to 125% of your annual base salary (the “Target AIP Award”), and your maximum Annual Incentive Award shall be equal to 200% of the Target AIP Award. The amount payable to you under the Annual Incentive Award will be determined by the Compensation Committee of the Board (the “Compensation Committee”) in its discretion under the terms of the Annual Incentive Plan. Your Annual Incentive Award opportunity, including the Target AIP Award, for fiscal year 2023 will be prorated based on the number of months from the Start Date to the end of the Company’s 2023 fiscal year (with the month of your Start Date counted as a full month). You must be actively employed by the Company at the time of payment in order to be eligible to receive payment in respect of an Annual Incentive Award.

4. LTIP Awards. As a member of the Hain Celestial leadership team, you will be eligible to participate in the Company’s Long-Term Incentive Program (“LTIP”) beginning in fiscal year 2023, subject to your continued employment and Compensation Committee plan design and approval. You will also be subject to the Company’s stock ownership guidelines as in effect from time to time. The stock ownership guidelines currently require you to own Company common stock having a value equal to six times your base salary, and you have five years from appointment to achieve such ownership target.

a.

FY 2023 Standard LTIP Grant. For fiscal year 2023, you will receive an LTIP award comprising a number of shares of the Company’s common stock having a Target Value of $3,000,000 (assuming target performance for PSUs (as defined below)) prorated based on the number of months from the Start Date to the end of the Company’s 2023 fiscal year (with the month of your Start Date counted as a full month), subject to the terms and conditions of such program. The term “Target Value” refers to the value of the LTIP award calculated based on the average closing price of the Company’s common stock during the 20 trading day period ending on the trading day prior to the Start Date multiplied by the number of shares covered by such award (assuming target level performance in the case of any performance-vesting awards). Such fiscal 2023 LTIP award will be granted on or as soon as practicably possible following your Start Date and will consist of (i) awards of Performance Share Units (“PSUs”) (60% of the award value), with 2/3 of the PSUs tied to relative total shareholder return and 1/3 of the PSUs tied to absolute total shareholder return, in each case over the three-year period beginning on September 7, 2022 and ending on September 6, 2025 and with the same performance goals and beginning stock price as those applicable to PSUs granted on September 8, 2022 to other senior executives for fiscal year 2023, and (ii) an award of Restricted Share Units (“RSUs”) (40% of the award value). The PSUs will vest, if at all, on September 6, 2025 if the performance criteria are met, while the RSUs will vest in 1/3 installments on each of September 6, 2023, 2024 and 2025.

b.

Future Years’ LTIP Awards. For fiscal year 2024 and subsequent fiscal years, subject to your continued employment and Compensation Committee plan design and approval, you will be eligible to participate in the LTIP. The form of LTIP awards will be determined by the Compensation Committee and will generally be consistent with LTIP awards made in such fiscal years to other senior executives of the Company. Any LTIP Awards are determined and granted in the Compensation Committee’s sole discretion and the terms of this paragraph do not constitute a guarantee of a future year award.

5. Make-Whole Awards.

a.

Additional RSU Grant. On or as soon as practicably possible following your Start Date, you will receive a one-time make-whole award of restricted stock units of the Company equal to $1,600,000, divided by the average closing price of the Company’s common stock during the 20 trading day period ending on the trading day prior to the Start Date (the “Make-Whole RSUs”). This grant of Make-Whole RSUs is intended to recognize the equity awards you are forfeiting from your former employer upon joining Hain. The Make-Whole RSUs shall vest over a three-year period, with one-third vesting each year on the anniversary date of the Start Date, subject to your continued employment. If your employment terminates by reason of death or disability or if Hain Celestial terminates your employment without Cause or you resign for Good Reason (each as defined in paragraph 6 below), the unvested portion of the Make-Whole RSUs will immediately vest.

b.

Sign-On Bonus. You also will receive a one-time signing bonus of $960,000 (the “Make-Whole Sign-On Bonus”). The Make-Whole Sign-On Bonus is intended to recognize the bonus you are forfeiting from your former employer upon joining Hain. The Make-Whole Sign-On Bonus will be paid in one lump sum after you have completed the first 60 days of your employment with the Company. The Make-Whole Sign-On Bonus is subject to applicable tax withholdings and will be made in accordance with the Company’s payroll practices. Should you voluntarily terminate your employment with the Company other than for Good Reason, or if you are terminated for Cause, in each case within the first 24 months following your Start Date, you will be responsible for the repayment of a pro-rated amount of the Make-Whole Sign-On Bonus based on the number of days you were employed by the Company during such 24-month period.

6. Severance Protection. If the Company terminates your employment without Cause or you resign for Good Reason (each as defined below), you will be entitled to receive a severance payment of two times the sum of your annual base salary in effect at the time of termination and your Target AIP Award for the year in which the termination date occurs. This severance payment will be payable (less applicable withholdings) in bi-weekly payments over a period of 24 months, in accordance with the Company’s payroll practices, following the termination of your employment, with the first payment made on the 60th day after the termination of your employment. Your entitlement to the severance payment will be subject to the execution, within 21 (or 45, if applicable) days following your termination, and non-revocation of a separation agreement and release of claims in a form satisfactory to the Company, including an acknowledgment of the continued effectiveness of your post-employment restrictive covenants and other obligations to the Company, including those set forth in the Confidentiality Agreement (as defined below). For purposes of this letter, the terms “Cause” and “Good Reason” shall have the following meanings:

•

“Cause” means the following grounds for termination of employment: (i) you are convicted of a felony or enter a plea of guilty or nolo contendere with respect thereto; (ii) your continuous failure to substantially perform your reasonably assigned duties for the Company or any subsidiary (other than a failure resulting from your incapacity due to physical or mental illness), which failure has continued for a period of at least thirty (30) days after a written notice of demand for substantial performance, signed by a duly authorized officer of the Company, has been delivered to you specifying the manner in which you have failed substantially to perform; (iii) you engage in actual or attempted theft or embezzlement of Company assets; (iv) you engage in conduct that is materially harmful to the public reputation of the Company or any subsidiary, other than conduct required by law or regulation; (v) you engage in any act of dishonesty, fraud, or immoral or disreputable conduct; (vi) you engage in willful misconduct in the performance of your duties, or materially violate any Company policy or code of conduct (including, without limitation, with respect to harassment); or (vii) you materially breach any covenant or condition of this letter or any other agreement between the parties including without limitation the Confidentiality Agreement or any other agreement containing provisions relating to confidentiality, assignment of inventions, non-competition, non-solicitation / non-interference, or non-disparagement, or breach your fiduciary duty to the Company or any subsidiary.

•

“Good Reason” means the occurrence (without your prior express written consent) of any one of the following acts, or failures to act: (i) the assignment to you of any duties or responsibilities materially inconsistent with your position, or a material diminution in your position, duties, authority or responsibilities; provided that Good Reason shall not exist under this clause if such material diminution in duties and responsibilities occurs after you have provided notice of your intention to terminate your employment, or is as a result of any disposition or sale of any subsidiary or business of the Company; (ii) a requirement that you report to anyone other than the full Board; (iii) a material reduction in your base salary as in effect on the Start Date or as the same may be increased from time to time (other than any decrease in the same percentage as an across the board salary reduction generally applicable to other senior level executives); or (iv) any failure by the Company to comply with any of the material provisions of this offer letter with the Company. You will not have Good Reason for termination unless (1) you reasonably determine in good faith that a “Good Reason” condition has occurred; (2) you notify the Company in writing of the occurrence of the Good Reason condition within 60 days of such occurrence; (3) the Company fails to cure the condition during the period of 30 days following such notice (the “Cure Period”); and (4) you terminate your employment within 60 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

7. Commuting/Housing Expenses. For the first two years of your employment, you will receive an allowance of $5,000 per month to cover costs you incur for travel between your principal residence and the Company’s headquarters and for temporary housing near the Company’s headquarters.

8. Reimbursement of Attorneys’ Fees. The Company agrees to reimburse you for the reasonable cost of attorneys’ fees incurred in connection with the negotiation of your employment, in an aggregate amount not to exceed $10,000. Reimbursement shall be made within 60 days after you provide appropriate documentation. You understand you may have tax obligations in connection with reimbursement for the attorneys’ fees.

9. Change in Control Agreement. Simultaneously with the execution of this letter, you will enter into the Company’s standard Change in Control Agreement (the “CIC Agreement”), which will become effective on the Start Date. The CIC Agreement generally provides a severance benefit equal to three (3) times the sum of your annual base salary and Target AIP Award if your employment is terminated under certain circumstances in connection with a Change in Control (as defined in the agreement), subject to the terms and conditions set forth in the CIC Agreement.

10. Employee Benefits. Our group health insurance benefit plan provides for participation by new employees on the first calendar day of the month following completion of 30 days of employment. Additionally, as soon as practicable but no later than the first calendar day of the month following completion of 30 days of employment, you will be eligible to participate in the Hain Celestial 401(k) Retirement Plan.

11. Vacation. You will be entitled to up to five weeks of annual paid vacation and other personal leave in accordance with Company policy, which shall be subject in all respects to the terms and conditions of the Company’s paid time off policies, as may be in effect from time to time.

12. Background Check; Confidentiality. This offer is contingent upon your completion of a pre-hire screening, which will require that you execute documents required by Hain Celestial for a background investigation concerning your criminal, employment, education, and credit history. Simultaneously with the execution of this letter, you will enter into a Confidentiality, Non-Interference, and Invention Assignment Agreement (the “Confidentiality Agreement”), which will become effective on the Start Date. The Confidentiality Agreement includes the Company’s standard requirements relating to non-competition, non-solicitation, non-disparagement and confidentiality.

13. No Conflicts. You have advised us that you are not a party to or restricted by an agreement with a previous employer that would interfere with or impair in any way your ability to perform the duties of your position with Hain Celestial as described in this letter. It is a condition of your employment with Hain Celestial that you refrain from using or disclosing any proprietary information or trade secrets of any previous employer in the course of your employment with Hain Celestial.

14. At-Will Employment. This letter does not constitute a guarantee that your employment will continue for any period of time or any specific treatment. Your employment with us is “at-will” and is therefore terminable by either Hain Celestial or you without Cause, notice or liability except as set forth in paragraph 6 above. Your continued employment is subject to, among other things, your satisfactory completion of your job responsibilities and your compliance with Hain Celestial’s policy requirements.

15. Section 409A. This letter and the Company’s obligations hereunder are intended to comply with or otherwise be exempt from Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and rulings thereunder (collectively, “Section 409A”), to the extent applicable, and shall be so construed. Notwithstanding anything in this letter to the contrary, payments of “nonqualified deferred compensation” subject to Section 409A may only be made under this letter upon an event and in a manner permitted by Section 409A, to the extent applicable. For purposes of Section 409A, all payments of “nonqualified deferred compensation” subject to Section 409A to be made upon the termination of your employment under this letter may only be made upon a “separation from service” under Section 409A. Each payment made under this letter, including each installment of severance that may become payable pursuant to paragraph 6 above, shall be treated as a separate payment and the right to a series of installment payments under this letter is to be treated as a right to a series of separate payments. In no event shall you, directly or indirectly, designate the calendar year of payment with respect to any amount that is “nonqualified deferred compensation” subject to Section 409A. If you are considered a “specified employee” (as defined under Section 409A) and payment of any amounts under this letter is required to be delayed for a period of six months after separation from service pursuant to Section 409A, payment of such amounts shall be delayed as required by Section 409A, and the accumulated postponed amounts shall be paid in a lump-sum payment within five days after the end of the six month period. If you die during the postponement period prior to the payment of benefits, the amounts postponed on account of Section 409A shall be paid to the personal representative of your estate within 60 days after the date of your death.

16. Arbitration. To the fullest extent permitted by applicable law, any disputes arising out of or related to this letter shall be settled solely and exclusively by binding arbitration in Nassau County, New York. Such arbitration shall be conducted before a single impartial arbitrator jointly selected by you and the Company and shall be administered by JAMS pursuant to its employment arbitration rules then in effect (the “Rules”). In any arbitration, any and all claims shall be arbitrated only on an individual basis, and not on a class, collective, or multiple-party basis. You and the Company expressly waive any right to arbitrate as a class representative, as a class member, or in a collective action, and there shall be no joinder or consolidation of parties. All such controversies, claims or disputes shall be settled in this manner in lieu of any action at law or equity; provided, however, that nothing in this paragraph 16 shall be construed as (i) precluding the bringing of an action for injunctive relief or other equitable relief in the United States District Court for the Eastern District of New York or any state court located in Nassau County or (ii) compelling arbitration of claims that, by applicable law, cannot be compelled to arbitration, in which event such claims shall be brought exclusively in the United States District Court for the Eastern District of New York or any state court located in Nassau County. The arbitrator will be required to administer the arbitration pursuant to the Rules and issue an award, in writing, within thirty (30) days of the arbitration hearing, which award must contain a summary of the issues in controversy, and a description of the award issued. The arbitrator may not modify or change this letter in any way, but may award damages, and/or other relief, only to the extent then permitted under applicable federal, state or local statutes. Any controversy over whether a dispute is an arbitrable dispute or as to the scope, validity, interpretation or enforceability of this paragraph 16 with respect to such arbitration shall be determined by the arbitrator, and not by a court or any other governmental body. The parties agree to abide by all decisions and awards rendered in such proceedings. Such decisions and awards rendered by the arbitrator shall be final and conclusive and may be entered in any court of competent jurisdiction. Unless otherwise prohibited or required by law, any arbitration proceeding (including the nature and substance of all claims, defenses, information, materials, discovery, witness testimony, motions, and post-hearing submissions) shall be strictly confidential and such proceeding shall be identified to JAMS as a confidential proceeding. Each party shall pay the fees of its attorneys, the expenses of its witnesses, and any other costs and expenses that the party incurs in connection with the arbitration; provided that an arbitrator may award attorneys’ fees to the prevailing party, if the arbitrator determines in its sole discretion that such an award is equitable. All other costs of the arbitration, including the fees of the arbitrator and administrative fees, shall be paid by the Company; provided that you shall be responsible for paying any JAMS initiation/filing fee with respect to any claims initiated by you.

17. Indemnification; D&O Coverage. The Company shall at all times maintain directors’ and officers’ liability insurance under which you shall be covered on a basis that is no less favorable than the coverage provided to any director or officer of the Company, and the Company shall otherwise indemnify you to the fullest extent permitted by applicable law, whether under the Company’s governing documents or otherwise. The Company will pay, as incurred, any reasonable expenses (including fees and disbursements of legal counsel) incurred by you in defending any civil, criminal or administrative proceeding, including any investigation, that may result in an indemnifiable cost or loss, subject to your obligation to repay any such amount if it is subsequently determined that you were not entitled to indemnification pursuant to this paragraph 17, an applicable indemnity agreement, the governing instruments of the Company, an insurance policy, or otherwise.

18. Prior Agreements. This letter supersedes all prior or contemporaneous agreements, understandings, negotiations, or representations, whether oral or written, express or implied, on this subject. This letter may not be modified or amended except by a specific, written arrangement signed by you and the Chair of the Board or an authorized officer of Hain Celestial. The terms of this letter shall be governed by New York law.

19. Counterparts. This letter may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

Please acknowledge your acceptance of these terms by your signature below. Afterwards, kindly return the signed letter to me and keep a copy for your records.

THE HAIN CELESTIAL GROUP, INC.

By:	/s/ Dawn M. Zier
Name:	Dawn M. Zier
Title:	Chair of the Board

Accepted:	/s/ Wendy Davidson
Wendy Davidson

Date:	November 22, 2022